UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Issuance of Press Release

On April 20, 2023, MEDIROM Healthcare Technologies Inc. (the “Company”) issued a press release announcing its major Key Performance Indicators, or KPIs, updated for the month of March 2023.

The press release furnished as Exhibit 99.1 to this report on Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated April 20, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM Healthcare Technologies Inc.
Date: April 20, 2023
	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer